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                                                                  EXHIBIT 7

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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WILLIAM GORDON, on behalf of himself    )
and all others similarly situated,      )
                                        )
                            Plaintiff,  )
                                        )
                 -against-              )
                                        )  C.A. No. 15503  NC
CHARLES F. BAYLESS, DANIEL A.           )          -------
MIHALOVICH, THOMAS D. OVERTON III,      )
STEPHANIE S. SPRINGS and SEARS,         )
ROEBUCK AND CO.,                        )
                                        )
                           Defendants.  )
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                                   COMPLAINT

          Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 4, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

          1. This is a stockholders' class action on behalf of the public stockholders of MaxServ, Inc. ("MaxServ" or the "Company"), against certain officers and directors and the controlling shareholder of MaxServ to enjoin certain actions of defendants related to the acquisition of the outstanding shares of MaxServ common stock by its controlling majority shareholder, defendant Sears, Roebuck and Co. ("Sears").


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          2.  In this regard, Sears is attempting to take advantage of its position of control over the MaxServ Board. In light of Sears' collaboration with MaxServ in its business ventures, Sears and the other defendants are well aware that MaxServ is poised for explosive growth in the near future.

          3. The consideration that Sears stated it would offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and grossly inadequate because, among other things, the intrinsic value of MaxServ's common stock is materially in excess of the amount offered, giving due consideration to the Company's promising growth and anticipated operating results, net asset value and profitability. That inadequate offer having been rejected by the minority special committee members appointed by the MaxServ Board, Sears now intends to employ its control over the MaxServ Board, and other coercive tactics to cram-down its inadequate buy-out proposal at the same or a lower price than that the special committee rejected. Sears' conduct constitutes an abuse of its control position and a breach of its fiduciary obligations.

                                  THE PARTIES

          4. Plaintiff William Gordon is and at all relevant times has been the owner of approximately 14,000 shares of MaxServ common stock.

          5. (a) MaxServ is a Delaware corporation with its principal executive offices at 8317 Cross Park Drive, Austin, Texas 78754. MaxServ is a leading provider of information services for household products, offering diagnostic assistance and support to consumers and professional technicians involved in the installation, repair, care and operation of a variety of household products, including appliances, electronic goods, personal computers and lawn and garden equipment.

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              (b)  As of November 30, 1996, MaxServ had 10,926,006 shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. MaxServ common stock is listed and traded on the National Market System
(NMS).

          6. (a) Defendant Sears is a New York corporation with its principal executive offices at 3333 Beverly Road, Hoffman Estates, Illinois, 60179. Sears is a leading retailer of apparel, home and automotive products and services. Sears operates approximately 2300 department and specialty stores across the United States, including "HomeLife" furniture and "Sears Hardware" stores. Sears also operates a network of about 2500 automotive product and service outlets which include "Sears Auto Centers" and "Western Auto".

              (b) As of January 27, 1997, Sears reportedly owned 7,033,333 MaxServ shares representing 64.4% of MaxServ's outstanding common stock. Consequently, Sears and its representatives on the MaxServ board effectively control and dominate MaxServ's affairs. Sears, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of MaxServ.

              (c) Sears is registered as a foreign corporation to do business in Delaware. Sears in fact does business in Delaware, operating several department stores.

          7. Defendant Charles F. Bayless ("Bayless") is and has been at all relevant times the President and Chief Executive Officer of MaxServ. In addition, Bayless serves as a director of MaxServ. Bayless occupies his position as a MaxServ

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director and senior officer entirely at the sufferance of Sears, MaxServ's controlling shareholder, and is ultimately accountable to Sears for his continuance in office.

          8. Defendant Daniel A. Mihalovich ("Mihalovich") is and has been at all relevant times a director of MaxServ. In addition, he currently serves as Vice President/GM, Product Services of Sears. Mihalovich has worked for Sears since 1966.

          9. Defendant Thomas D. Overton III ("Overton") is and has been at all relevant times a Director of MaxServ. In addition, Overton currently serves as Vice President, Strategy and Business Development for the Home Services area of Sears. Overton has worked for Sears since 1993.

          10. Defendant Stephanie S. Springs ("Springs") is and has been at all relevant times a Director of MaxServ. In addition, Springs currently serves as Senior Systems Director, Information Systems Shared Services for Sears. Springs has worked for Sears since 1973.

          11. The defendants referred to in paragraphs 7-10 are collectively referred to as the "Individual Defendants". The remaining members of the MaxServ Board - Nathaniel P. Turner, Stephen J. Keane and Patrick A. Rivelli - constituted the special committee of MaxServ ("Special Committee") and are not named as defendants herein.

          12. By virtue of their positions as directors and/or officers of MaxServ and/or their exercise of control and dominant ownership over the business and corporate affairs of MaxServ, the Individual Defendants (who, collectively, constitute a majority of the Board) and Sears have, and at all relevant times had, the power to control and influence, and did control and influence and cause MaxServ to engage in the practices complained of herein. Each Individual Defendant and Sears owed and owes MaxServ

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and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage MaxServ in a fair, just and equitable manner; act in furtherance of the best interests of MaxServ and its stockholders; govern MaxServ in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of MaxServ and its stockholders.

          13. As discussed in detail below, Sears, and the Individual Defendants have breached their fiduciary duties to MaxServ's public stockholders by acting in an unfair manner to cause or facilitate Sears' acquisition of the publicly-held minority shares of MaxServ for unfair and inadequate consideration.

                            CLASS ACTION ALLEGATIONS

          14. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

          15. This action is properly maintainable as a class action for the following reasons:

               a. The Class is so numerous that joinder of all members is impracticable. There are 10,926,006 shares of MaxServ common stock which are outstanding, held by hundreds if not thousands of stockholders who are members of the Class.

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               b.  There are questions of law and fact that are common to the
Class including, inter alia, the following:

                   i) whether defendants have engaged in and are continuing to engage in unfair conduct which benefits Sears at the expense of the members of the Class;

                   ii) whether the Individual Defendants, as officers and/or directors of the Company, and Sears, the controlling stockholder of MaxServ are violating their fiduciary duties to plaintiff and the other members of the Class;

                   iii) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                   iv) whether Sears has initiated and timed its buy-out of MaxServ shares to benefit itself unfairly at the expense of MaxServ's public shareholders.

               c. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

               d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

               e. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

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               f.  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

               g. The defendants have acted or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

A.   The Company

          16. MaxServ is a leading provider of information services for household products, offering diagnostic assistance and support to consumers and professional technicians involved in the installation, repair, care and operation of a variety of household products, including appliances, electronic goods, personal computers and lawn and garden equipment.

          17. MaxServ was incorporated in Texas in 1981 and was reincorporated in Delaware in 1994. Also, in 1994, MaxServ and its principal customer and stockholder, Sears, entered into a stock purchase agreement (the "Stock Purchase Agreement") by which MaxServ issued 3.3 million shares of the Company's stock to Sears in exchange for a ten-year agreement for telemarketing services for replacement parts and

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accessories covering all major brand home products services for Sears' consumer and commercial customers and for logistic and scheduling needs of Sears' repair technicians.

          18. For much of 1996, MaxServ concentrated on completing the development and integration of systems and processes necessary to fully integrate, both technically and culturally, the new services added during the last half of 1995 that more than doubled the Company's operations, employees and operational capacity.

          19. This effort required new telephone and network equipment, increased automation and two new call taking systems. Additionally, MaxServ emphasized education and training of its employees in the use, maintenance and operation of the new systems. During the second half of 1996, the impact of these actions began to produce positive operating performance. By year's end when call volumes of most services were at a seasonal high, operating performance rose to record levels with higher systems' reliability and improving employee efficiency.

          20. In this regard, on January 10, 1997, MaxServ reported record second quarter and six month revenue and net income for the period ended November 30, 1996. Net income in the three month period was $448,000, or four cents per share, on revenue of $13.7 million, compared to a net loss in the second quarter of fiscal 1996 of $687,000, or six cents per share, on revenue of $11.9 million.

          21. For the first six months of fiscal 1997, net income of $1.3 million, or 12 cents per share, was earned on revenue of $28.5 million, compared to a net loss of $654,000, or six cents per share, on revenue of $25.1 million for the first six months of fiscal 1996.

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              22.  Defendant Bayless, MaxServ's President and Chief Executive
Officer, stated that the Company was able to achieve its record second quarter revenue and net income despite the seasonal declines in call volume, yielding lower profit margins, through aggressive management of operating costs. He also stated that the Company is currently utilizing substantially all of its operating capacity to meet customer service requirements and that plans are underway for expanded operating facilities to meet higher customer service volumes.

              23.  Bayless also stated that:

              During the second quarter, and following extensive research and study, we began making significant new investments in our technology systems to position MaxServ for the blending of call services and electronic commerce anticipated in the teleservices marketplace over the next several years . . . [T]his new platform will also provide a foundation on which new applications can be developed more quickly, be more flexible and easier to maintain and integrate with other applications . . . [W]ith these new systems, MaxServ will reduce the time-to-market required for implementing new customer services.

MaxServ is thus poised for substantial future growth and profitability.

B.   The Offer

              24. Toward the end of 1996, it was publicly reported that Sears was looking to bolster its home improvement products and services, which include roofing, siding, fencing, replacement windows and doors and kitchen cabinet refacing. For the quarter ending September 28, 1996, service and other revenue constituted approximately 1.3% of Sears' total sales, or $722 million.

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              25.  On December 5, 1996, MaxServ received an expression of interest from Sears, to acquire all outstanding shares of MaxServ common stock previously not owned by Sears (the "Proposed Transaction").

              26. In response thereto, on December 20, 1996, the Company publicly announced it had formed the Special Committee as financial advisor to negotiate with Sears as to the price and other terms of the Proposed Transaction, and that the Special Committee had retain Broadview Associates LLC ("Broadview").

              27. On January 9, 1997, Sears proposed a range of $6.50 to $6.75 per share of MaxServ stock for the acquisition. Sears stated that, in its view, such a price range was appropriate in light of: (i) the premium it represented to historic trading prices of the Company's shares; (ii) Sear's discounted cash flow analysis of the value of the Company; (iii) the post-announcement trading prices of the Company's shares reflecting a similar valuation of the Company's minority shares; and (iv) no "control premium" being attributable to the acquisition of the majority shares.

              28. In response to Sears' offer, Broadview made an evaluation based on its own discounted cash flow analysis of the Company regarding projected growth of revenues from Sears (25% compounded annual growth for the fiscal years 1997 to 2002) and the Company's ability to expand revenues from third party customers (i.e., customer other than Sears), projected to grow from $5 million to $110 million, approximately 85% compounded annual growth, in the fiscal years from 1997 to 2002. Broadview advised the Special Committee that data supported a price "in the teens" for each of MaxServ's outstanding shares.

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              29.  On January 23, 1997, Merrill Lynch & Co., Sear's financial advisor, informed Broadview Associates that Sears was prepared to increase its offer to $7.00 per share for MaxServ stock in the Proposed Transaction. Later that day, Broadview responded to Merrill Lynch & Co. that the Special Committee had evaluated Sears' revised proposal and would not accept such an offer. Sears did not offer any alternative price per share and did not propose any means of resolving the impasse.

              30. On January 27, 1997, Sears advised the Special Committee that it was withdrawing its proposal of $7.00 per share.

C.   The Aftermath

              31. In light of its inability to reach an agreement with the Special Committee, Sears has publicly stated that it is now evaluating its alternatives with respect to its ongoing business relationship with the Company. Unless its completes the Proposed Transaction, Sears intends, as it had advised the Special Committee, to develop new projects outside of the Company. Further, Sears also intends to reevaluate its existing contractual programs with the Company.

              32. Sears is similarly evaluating its alternatives with respect to its investment in MaxServ Common Stock. According to published reports, Sears does not intend, for so long as it has a material business relationship with the Company, to reduce its equity interest in the Company below a majority. Moreover, Sears has stated that it may commence a tender offer to acquire any or all of the MaxServ stock it does not own. Under the terms of the Stock Purchase Agreement, Sears and any of its affiliates (with certain limited exceptions) may acquire shares of MaxServ stock in connection with any tender offer by Sears or an affiliate for all of the outstanding MaxServ Stock.

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              33.  Sears has also publicly stated that it is permitted under the Company's bylaws and articles of incorporation to appoint a majority or more of the directors of the Company (including through removal of existing directors without cause), and can do so by written consent without a meeting of the Company's stockholders, at any time.

              34. Because Sears is MaxServ's partner in new systems development, it is well aware of the progress of several of MaxServ's new services and processes. In making its inadequate offer to acquire the remaining stock of MaxServ, Sears has tried to take advantage of the fact that the market price of MaxServ stock does not fully reflect the progress and value of these new offerings.

              35. Sears and the Individual Defendants are presently engaged in an ongoing plan and scheme to utilize one or more of the foregoing coercive devices to effect a buy-out of the publicly held shares of MaxServ at a price no greater than that which Sears was prepared to pay in the Proposed Transaction or for lesser consideration.

              36. Any transaction to acquire the Company in the price range previously offered does not represent fair value for the Company's publicly held stock.

              37. The stock acquisition price that Sears has offered and which constitutes the maximum it would agree to pay in a buy-out has been dictated by Sears to serve its own interests, is not the result of arm's-length negotiations and is being crammed down by Sears and its representatives on MaxServ's Board to force MaxServ's minority shareholders to relinquish their MaxServ shares at an unfair price.

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              38.  Sears, by reason of its 64% ownership of MaxServ's
outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to MaxServ's public shareholders.

              39. Because Sears is in possession of proprietary corporate information concerning MaxServ's future financial prospects, the degree of knowledge and economic power between Sears and the class members is unequal, making it grossly and inherently unfair for Sears to obtain the remaining 35% of MaxServ's shares at the unfair and inadequate price that it has proposed.

              40. By offering a grossly inadequate price for MaxServ's shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. Sears is violating its duties as majority shareholders of MaxServ to treat the minority fairly in its dealings with MaxServ's public shareholders.

              41. Any buy-out of MaxServ public shareholders by Sears on the terms recently offered or on lesser terms, will deny class members their right to share proportionately and equitably in the true value of MaxServ's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

              42.  Defendants' fiduciary obligations require them to:

                   (a) act independently so that the interests of MaxServ's public stockholders will be protected;

                   (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such

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conflicts exist, to ensure that all the conflicts are resolved in the best interests of MaxServ's public stockholders; and

                   (c) provide MaxServ's stockholders with independent representation in the negotiations with Sears.

              43. Because Sears controls over 60% of MaxServ and dominates its Board, no auction or market check can be effected to establish MaxServ's worth through arm's-length bargaining. Thus, Sears has the power and is exercising its power to acquire MaxServ's minority shares and dictate terms which are in Sears' best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of MaxServ's stock.

              44. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of MaxServ and are engaging in improper, unfair dealing and wrongful and coercive conduct.

              45. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buy-out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of MaxServ's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

              46. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein and lack an adequate remedy at law.

              WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

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              A.   Declaring that this action is properly maintainable as a
class action, and certifying plaintiff as a class representative;

              B. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

              C. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

              D. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

              E. Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff's attorneys' and experts' fees; and

              F. Granting such other, and further relief as this Court may deem to be just and proper.

DATED:  January 31, 1997

                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                         By:  /s/ Norman M. Monhait
                              -------------------------------
                              Suite 1401, Mellon Bank Center
                              P.O. Box 1070
                              Wilmington, DE  19899-1070
                              (302) 656-4433
                              Attorneys for Plaintiff

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OF COUNSEL:

Steven G. Schulman
Seth Ottensoser
MILBERG WEISS BERSHAD HYNES
& LERACH LLP
One Pennsylvania Plaza
New York, NY  10119
(212) 594-5300

Lawrence G. Soicher, Esq.
Law Offices of Lawrence G. Soicher
300 Park Avenue
20th Floor
New York, NY  10022
(212) 980-7000

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